VIA EDGAR

Marc A. Recht

+ 1 617 937 2316

mrecht@cooley.com

December 20, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Nudrat Salik

Mr. Daniel Gordon

Mr. Paul Fischer

Ms. Irene Paik

Re:	Oncorus, Inc.

Draft Registration Statement on Form S-1

Submitted on October 31, 2019

CIK No. 0001671818

Ladies and Gentlemen:

On behalf of our client, Oncorus, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 27, 2019 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Confidential Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on October 31, 2019.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Draft Registration Statement on Form S-1 submitted October 31, 2019

Prospectus Summary

Our Strategy, page 4

1.

We note your disclosure that your strategy is to “rapidly advance” ONCR-177 and your synthetic viral immunotherapy product candidates through clinical development. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

December 20, 2019

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 90 of the Amended DRS.

Risk Factors

Conflicts of interest may arise because some members of our board of directors are representatives of our principal stockholders, page 58

2.	Please revise to disclose whether there is a mechanism in place to address potential conflicts of interest.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Amended DRS.

Capitalization, page 68

3.

Please clearly show in the notes to the capitalization table how you computed each pro forma as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure in the capitalization table and notes to the capitalization table on pages 68 and 69 of the Amended DRS.

Management’s Discussion and Analysis

Critical Accounting Policies and Significant Judgments and Estimates, page 82

4.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

December 20, 2019

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business

Preclinical Data Supporting Our Clinical Development Plan, page 102

5.

We note your disclosure on page 19 that the most common adverse event you have observed to date in mONCR-177 has been mild lymphoid hyperplasia in the spleen. Please expand your disclosure here to describe any other treatment-related adverse events you have observed in your preclinical studies of mONCR-177. To the extent you observed any treatment-related adverse events, please also revise the second paragraph of your Prospectus Summary to balance your disclosure by briefly describing these events.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 101 and 102 of the Amended DRS.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that upon further review and consideration of the results of its preclinical studies of mONCR-177, the Company has determined that since these properties were observed in preclinical studies in animal models as opposed to being observed in clinical trials in humans, the Company has revised the disclosure on pages 19, 101 and 102 of the Amended DRS to (i) refer to any undesirable side effects or unexpected properties observed in preclinical studies of mONCR-177 as treatment-related toxicities, as opposed to treatment-related adverse events; and (ii) expand upon the disclosure to describe any other treatment-related toxicities that have been observed to date by the Company in its preclinical studies.

Manufacturing, page 120

6.

We note your disclosure on page 29 that you currently have only one contract manufacturer for ONCR-177 for use in your clinical trials. To the extent you are party to an agreement for supply of ONCR-177, please describe the terms of the agreement and file it as an exhibit to your registration statement. Alternatively, please tell us why you do not believe it is required to be filed. See Item 601(b)(10) of Regulation S-K.

Response to Comment 6:

The Company acknowledges the Staff’s comment and advises the Staff that the Company analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. The Company respectfully advises the Staff that it does not believe that the Company’s agreement with a third-party contract manufacturer (the “CMO”) for ONCR-177 (the “CMO Agreement”) is a material contract under Item 601(b)(10) of Regulation S-K. The Company’s consideration of Item 601(b)(10) of Regulation S-K is summarized below.

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company respectfully advises the Staff

December 20, 2019

that (i) the CMO Agreement was entered into in the ordinary course of business, (ii) the Company is not substantially dependent upon this agreement for manufacturing services or development supply at this time as it also engages other contract manufacturing organizations to supply components of its preclinical supply needs and (iii) the Company believes it could enter into alternative arrangements for substantially the same manufacturing services and development supply on substantially similar terms with another manufacturer without substantial disruption to its business as the proprietary process used by its third-party contract manufacturers has been developed by the Company. The Company also directs the production of batches of clinical material by any third-party manufacturer, including the third party to the CMO Agreement. Furthermore, in addition to further developing its in-house manufacturing capabilities over time, the Company is in the process of qualifying alternative contract manufacturing organizations for its product candidates that are based on its synthetic platform, and, given the Company’s preclinical development stage, the Company does not use the CMO Agreement for commercial manufacturing or supply.

For the foregoing reasons, the Company believes that the CMO Agreement is not required to be filed as a material agreement under Item 601(b)(10) of Regulation S-K. The Company has similarly not disclosed the terms of the CMO Agreement in its business section. The Company advises the Staff that it will continue to evaluate in future periods whether the CMO Agreement satisfies the definition of a “material contract” under Item 601(b)(10) of Regulation S-K.

Intellectual Property

HSV-1 Platform, page 121

7.	Please revise the second paragraph in this section to disclose the expiration date of your issued patent.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Amended DRS.

University of Pittsburgh Biomaterials Agreement, page 123

8.	Please revise your disclosure to clarify whether the “certain materials” licensed from the University of Pittsburgh relate to the development of ONCR-177.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Amended DRS.

December 20, 2019

Washington Agreement, page 124

9.	Please revise your disclosure regarding the license agreement with Washington to identify the product candidate or platform to which the licensed materials and property relate.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Amended DRS.

Certain Relationships and Related Party Transactions

MPM Management Patent Assignment Agreement, page 154

10.	Please revise your disclosure regarding the patent assignment agreement with MPM Management to identify the product candidate or platform to which the assigned patent family relates.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amended DRS.

CODA Biotherapeutics Sublicense Agreement, page 154

11.

Please revise your disclosure to identify the intellectual property sublicensed from CODA and file the agreement as an exhibit to the registration statement, or tell us why you do not believe the agreement should be filed. See Item 601(b)(10) of Regulation S-K.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amended DRS.

The Company advises the Staff that the Company analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” With respect to the CODA Biotherapeutics, Inc. Sublicense Agreement (the “CODA Agreement”), the Company has concluded that the agreement was made in the ordinary course of the Company’s business and that its business is not substantially dependent on the agreement, and accordingly, the Company has not filed this agreement as an exhibit under Item 601(b)(10) of Regulation S-K. The

December 20, 2019

Company has similarly not disclosed the terms of the CODA Agreement in its business section. The Company advises the Staff that it will continue to evaluate in future periods whether the CODA Agreement satisfies the definition of a “material contract” under Item 601(b)(10) of Regulation S-K.

The Company disclosed the CODA Agreement as a related party transaction solely because the Company is a party to the agreement, the amounts involved under the agreement exceeded or will exceed $120,000, and MPM Capital, Inc., a related party of the Company as defined by Instruction 1(b)(i) to Item 404(a) of Regulation S-K, has a material indirect interest in the transaction, given CODA Biotherapeutics, Inc. is a portfolio company of MPM Capital, Inc. The Company would not have disclosed this transaction as a related party transaction but for the status of MPM Capital, Inc. as a stockholder of the Company covered by Item 403(a) of Regulation S-K.

Financial Statements

Pro Forma Financial Information (Unaudited), page F-12

12.	Please specifically show in your disclosures how you computed the number of basic and diluted weighted average shares to use in determining pro forma earnings per share amounts.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Amended DRS.

General, page F-1

13.

Your disclosures on page 8 indicate that a reverse stock split will occur immediately prior to this offering. Please revise your financial statements to give retroactive effect to the expected stock split. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness.

A signed, dated, and unrestricted auditor´s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Response to Comment 13:

The Company acknowledges the Staff’s comment and hereby confirms that it will revise its financial statements and its disclosures throughout the Registration Statement on Form S-1 to give retroactive effect to the actual stock

December 20, 2019

split, once it is effected, in a subsequent amendment to the Registration Statement on Form S-1 prior to effectiveness of the Registration Statement. A signed, dated and unrestricted auditor’s report will be included in the Registration Statement, prior to its effectiveness, that will encompass the actual stock split.

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 14:

The Company acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, a copy of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

15.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response to Comment 15:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to their use.

*    *    *    *

December 20, 2019

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at +1 617 937 2316, Brian Leaf at +1 703 456 8053 or Courtney T. Thorne at +1 617 937 2318.

Very truly yours,

/s/ Marc A. Recht

Marc A. Recht

cc:	Theodore Ashburn, M.D., Ph.D., Oncorus, Inc.

Brian Leaf, Cooley LLP

Courtney T. Thorne, Cooley LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Jeffries Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP